Exhibit 99.45

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Millennial Esports Corp.
3000 – 77 King Street West
Toronto, Ontario M5K 1G8

ITEM 2.	Date of Material Change

August 8, 2019

ITEM 3.	News Releases

A press release in the form of Schedule A attached hereto was disseminated on August 8, 2019 via Cision news service.

ITEM 4.	Summary of Material Change

Millennial Esports Corp. (“Millennial” or the “Company”, TSX VENTURE: GAME, OTCQB: MLLLF), has announced that it has completed the final tranche of principal amount $4,406,900 convertible debentures (the “Debentures”) under the previously announced non-brokered private placement (the “Private Placement”) of Debentures. The Private Placement was fully subscribed for a total of principal amount $15,000,000 of Debentures.

Proceeds of the Private Placement will be used for general corporate purposes.

ITEM 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule A.

5.2	Disclosure for Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

Not applicable.

ITEM 8.	Executive Officer

The following officer of the Company may be contacted for further information:

Darren Cox

President & CEO

Darren.cox@millennialesports.com

ITEM 9.	Date of Report

This report is dated this 9th day of August, 2019.

Schedule A

Millennial Esports Announces Closing of Final Tranche of Convertible Debenture Financing

Millennial closed on a total of $15,000,000 of Debenture Financing Including Certain Strategic Global Partners

TORONTO, Aug 8, 2019 - Millennial Esports Corp. (“Millennial” or the “Company”, TSX VENTURE: GAME, OTCQB: MLLLF), announces that it has completed the final tranche of principal amount $4,406,900 convertible debentures (the “Debentures”) under the previously announced non-brokered private placement (the “Private Placement”) of Debentures. The Private Placement was fully subscribed for a total of principal amount $15,000,000 of Debentures. The Debentures will mature 36 months from the date of issuance and bear interest at a rate of 6% per annum, payable on maturity.  The debenture holders may convert all or a portion of the convertible loan principal into units (“Units”) of the Company at a price of $0.10 per Unit. Each Unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share of the Company at an exercise price of $0.10 per share for a period of five years from the issuance of the Debentures. The Company shall be entitled to call for the exercise of any outstanding warrants following the 6 month anniversary of closing in the event that the closing trading price of the shares is above $0.60 for fifteen (15) consecutive trading days.

Proceeds of the Private Placement will be used for general corporate purposes.

All securities issued pursuant to the Private Placement will be subject to a statutory hold period expiring four months and one day from closing.

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) recently restructured its business and leadership team. MEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, MEC is ready to lead the rush to profitability in the esports industry.

MEC aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) MEC provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to use this data to monetize the huge number of eyeballs in the gaming and esports space.

Cautionary Statement on Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon Millennial’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.  Forward-looking information necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the esports industry generally; the ability of Millennial to implement its business strategies; competition; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, Millennial does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Millennial to predict all such factors. When considering this forward-looking information, readers should keep in mind the risk factors and other cautionary statements in disclosure documents of Millennial filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the disclosure documents could cause actual events or results to differ materially from those described in any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Media Contact

Gavin Davidson
Gavin.davidson@gmail.com
705.446.6630